NEWS RELEASE

BROOKFIELD PROPERTIES REPORTS FIRST QUARTER 2010 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, May 6, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that in accordance with International Financial Reporting Standards (IFRS), net income attributable to shareholders for the three months ended March 31, 2010 was $252 million or $0.48 per diluted share. On a comparative basis, due to valuation changes the company would have recorded a loss of $589 million or $1.51 per diluted share during the same period in 2009.

These results and all future results will be reported under International Financial Reporting Standards (IFRS) and historical results have been restated to IFRS for comparison purposes. A reconciliation of the results as reported to a Canadian GAAP equivalent has been included in the company’s supplemental information package available at www.brookfieldproperties.com.

Funds from operations (“FFO”) was $136 million or $0.25 per diluted share for the three months ended March 31, 2010, compared with $105 million or $0.27 per diluted share during the same period in 2009.

Commercial property net operating income for the first quarter of 2010 was $171 million, compared with $153 million during the first quarter of 2009. Residential property net operating income for the first quarter of 2010 was $15 million, compared with $6 million during the first quarter of 2009.

Brookfield’s managed portfolio occupancy rate finished the quarter at 94.8% versus 95% at end of last quarter due to the reclassification of Bay Adelaide Centre in Toronto as an operating versus development property.

HIGHLIGHTS OF THE FIRST QUARTER

Leased 2.3 million square feet of space at an average net rent of $21 per square foot, which represents a 25% improvement versus the average expiring net rent of $17 on this space in the quarter. Renewals represent 70% of the total with new leases representing the remainder. Highlights include:

Houston – 1,252,000 square feet
•	A 20-year, 1.2-million-square-foot lease renewal and expansion with KBR at KBR Tower and 500 Jefferson St.

Toronto – 296,000 square feet
•	A new 15-year, 107,000-square-foot lease with National Bank of Canada at Exchange Tower
•	A new 10-year, 59,000-square-foot lease with Thomson Reuters at Bay Adelaide Centre

New York – 276,000 square feet
•	An 8-year, 158,000-square-foot lease renewal and expansion with Royal Bank of Canada at One Liberty Plaza and Three World Financial Center
•	A new 15-year, 60,000-square-foot lease with Ares Capital at 245 Park Avenue

Calgary – 128,000 square feet
•	A 12-year, 39,000-square-foot lease renewal and expansion with RBC Dominion Securities at Bankers Hall
•	A 5-year, 30,000-square-foot lease renewal with Rogers Wireless at Altius Centre

Acquired 50% interest in commercial property development in London, marking the company’s initial expansion outside of North America. With a $64 million investment, the company entered into a 50/50 joint venture with Great Portland Estates on the 100 Bishopsgate site in the heart of the City of London, which is comprised of existing commercial real estate and has been approved for future development and expansion.

Converted subsidiary BPO Properties into premier Canadian office REIT named Brookfield Office Properties Canada (TSX: BCR.UN) subsequent to quarter-end. The transaction included the sale of Bay Wellington Tower from Brookfield Properties to BCR for $100 million in cash, the assumption of debt, and the issuance of units of BCR valued at $20.90 per unit. Following the transaction, Brookfield Properties maintains an approximate 90% ownership interest in BCR, but has expressed its intention to decrease its interest in the future to enhance market liquidity of the REIT.

Improved the company’s liquidity through increasing the corporate revolver to $463 million and raising $266.8 million through a preferred share equity offering. Brookfield Properties issued 11 million preferred shares, Class AAA, Series N, at C$25 per share.

Acquired a 51% interest in a $590 million loan which is secured by the equity in a portfolio of office properties in the Washington, D.C. area. Brookfield Properties’ interest is 55% with the balance held by institutional clients.

Announced a reduction in the number of directors. Shareholders approved at yesterday's annual general and special meeting a resolution reducing the size of the board from twelve to ten. Bruce Flatt and Linda Rabbitt will no longer serve as directors of Brookfield Properties Corporation. Independent directors continue to comprise the majority of the board.

OUTLOOK

“With fundamentals in our largest markets – New York, Washington DC, Toronto and Houston –trending upward, we are beginning to see rental rate growth,” stated Ric Clark, CEO of Brookfield Properties Corporation. “With a current focus on a number of strategic initiatives and capital deployment, we remain positive about Brookfield Properties’ position in a recovering economy.”

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Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Properties defines FFO attributable to shareholders as income before fair value adjustments, depreciation, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from unconsolidated joint ventures and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on June 30, 2010 to shareholders of record at the close of business on June 1, 2010.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L and N preferred shares were also declared payable on June 30, 2010 to shareholders of record at the close of business on June 15, 2010.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2010 first quarter results on Thursday, May 6, 2010 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, Chief Executive Officer; Steve Douglas, President; and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 877.409.7635, pass code 65318132, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through June 6, 2010 by dialing 800.642.1687, pass code 65318132. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on May 6, 2010 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions, except per share amounts)	March 31, 2010	December 31, 2009(1)

Assets
Investment properties
Commercial properties	$9,746	$9,513
Commercial developments	449	469
Equity accounted investments(2)	2,196	1,851
Residential developments	1,261	1,235
Receivables and other	2,100	1,924
Restricted cash and cash equivalents	39	39
Cash and cash equivalents	116	104
Assets held for sale(3)	311	311
	$16,218	$15,446

Liabilities and equity
Commercial property debt	$5,188	$5,151
Residential development debt	364	177
Accounts payable and other liabilities	757	793
Deferred income tax liability	547	516
Liabilities related to assets held for sale(4)	164	174
Capital securities – corporate	1,043	1,009
Non-controlling interests – fund subsidiaries	283	260
Non-controlling interests – other subsidiaries	165	169
Preferred equity – subsidiaries	376	363
Preferred equity – corporate	561	304
Common equity	6,770	6,530
	$16,218	$15,446
Book value per share	$13.49	$13.02
Book value per share – pre-tax	$14.54	$14.02
(1)	Restated for adoption of IFRS
(2)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures
(3)	Comprises $308 million of commercial properties and $3 million of other assets at March 31, 2010 (December 31, 2009 — $307 million and $4 million, respectively)
(4)	Comprises $152 million of commercial property debt and $12 million of other liabilities at March 31, 2010 (December 31, 2009 — $156 million and $18 million, respectively)

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions)	2010	2009(1)
Total revenue	$392	$310
Net operating income
Commercial operations	171	153
Residential operations	15	6
	186	159
Interest and other income	18	7
	204	166
Expenses
Interest expense
Commercial property debt	71	72
Capital securities – corporate	14	12
General and administrative expense	28	27
Depreciation	3	3
Income before fair value gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	88	52
Fair value gains (losses)	69	(386)
Share of net earnings (losses) from equity accounted investments(2)	147	(293)
Income (loss) before income tax expense	304	(627)
Income tax expense (benefit)	31	(34)
Net income (loss) from continuing operations	273	(593)
Income from discontinued operations	4	3
Net income (loss) for the period	$277	$(590)
Non-controlling interests	25	(1)
Net income (loss) attributable to shareholders	$252	$(589)
(1)	Restated for adoption of IFRS
(2)	Includes fair-value gains of $93 million in 2010 and losses of ($342) million in 2009

	Three months ended March 31
(US Dollars)	2010	2009(1)
Earnings (loss) per share attributable to shareholders – basic and diluted
Commercial operations	$0.47	$(1.52)
Discontinued operations	0.01	0.01
	$0.48	$(1.51)
(1)	Restated for adoption of IFRS

RECONCILATION TO FUNDS FROM OPERATIONS

	Three months ended March 31
(US Millions, except per share amounts)	2010	2009(1)
Net income (loss) attributable to shareholders	$252	$(589)
Add (deduct) non-cash and extraordinary items:
Depreciation	3	3
Income taxes	31	(34)
Fair value adjustments	(69)	386
Non-controlling interests in above items	12	(3)
Fair value adjustments in earnings from equity accounted investments	(93)	342
Funds from operations	$136	$105
Preferred share dividends	(9)	(1)
FFO to common shareholders	$127	$104
Weighted average common shares outstanding	505.4	391.2
Funds from operations per share	$0.25	$0.27
(1)	Restated for adoption of IFRS

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2010	2009(1)
Revenue from continuing operations (2)	$291	$264
Operating expenses	(120)	(111)
Net operating income	$171	$153
(1)	Restated for adoption of IFRS
(2)	Including fee income

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2010	2009
Revenue	$90	$41
Operating expenses	(75)	(35)
Net operating income	$15	$6

DISCONTINUED OPERATIONS(1)

	Three months ended March 31
(US Millions)	2010	2009
Revenue from discontinued operations	$14	$13
Operating expenses	(7)	(7)
Net operating income from discontinued operations	7	6
Interest expense	(3)	(3)
Funds from discontinued operations	$4	$3
(1)	Includes four assets held for sale in Minneapolis